The First Bancshares, Inc.

6480 U.S. Hwy. 98 West

Hattiesburg, Mississippi 39402

Phone: (601) 705-1141

October 7, 2016

Via EDGAR and email

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin E. Martin

Re:	The First Bancshares, Inc.
Registration Statement on Form S-3 filed July 29, 2016, as amended by
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 filed August 23, 2016
Registration Statement No. 333-212738

Dear Ms. Martin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The First Bancshares, Inc. (the “Registrant”) respectfully requests the immediate withdrawal of the Registration Statement on Form S-3 (File No. 333-212738) with respect to the Registrant, together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission on July 29, 2016, as amended by Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 filed August 23, 2016.

The Registrant has determined that it does not meet the eligibility requirements for use of Form S-3, specifically, the registrant requirement set forth in General Instruction I.A.3(b) of Form S-3. The Registrant confirms that no securities were offered or sold pursuant to the Registration Statement.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Neal C. Wise of Jones Walker L.L.P. at (601) 949-4631.

Sincerely,

/s/ Donna T. Lowery

Donna T. (Dee Dee) Lowery

Executive Vice President and Chief

Financial Officer